AH 4/17/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022714

RECEIVED APR 10 2002 WASH. D.C. 164 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTERNET SECURITIES, ~~INC.~~

OFFICIAL USE ONLY
102800
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 FRANK OGAWA PLAZA, SUITE 238
(No. and Street)

OAKLAND (City) CA (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM CARSON (650) 726-0594
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHLUNEGGER, PAULA CECILE
(Name — if individual, state last, first, middle name)

980 FIFTH AVE. (Address) SAN RAFAEL (City), CA (State) 94901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Beardsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Internet Securities, Inc., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Subscribed and sworn to before me this 29 day of March, 2002:

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

MARVA COLEMAN
COMM. #1295445
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires March 11, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD REGULATION
An NASD Company

Chris LeVasseur
Supervisor of Examiners

February 28, 2002

Mr. William H. Carson
Financial Principal
Internet Securities
300 Frank H. Ogawa Plaza
Suite 210
Oakland, CA 94612

Re: Request for Extension of Time to File Annual Audit Report/FYE: 12/01

Dear Mr. Carson:

This is in response to your faxed letter dated February 26, 2002 requesting on behalf of Internet Securities, an extension of time to file the annual report of financial condition in accordance with SEC Rule 17a-5.

We understand the pertinent facts to be as follows:

> Internet Securities is required to file an annual audited report with NASD Regulation, Inc. ("NASDR") by March 1, 2002. An extension of time is requested to allow your auditor sufficient time to complete her audit. The firm is not in violation of SEC Rules 15c3-1 or 15c3-3 and does not have any significant financial or recordkeeping problems.

Based on the facts described, Internet Securities is hereby granted an extension to March 31, 2002 within which to file its annual audited financial statements.

Sincerely,

Chris LeVasseur
Supervisor of Examiners

CL:ra

Cc: Ms. Sherry Lawrence (Fax: 240-386-5163)
NASD Regulation, Inc.
Member Regulation Programs
Rockville, MD 20850

Ms. Paula C. Schlunegger, CPA
980 Fifth Avenue
San Rafael, CA 94901

Paula C. Schlunegger

Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Internet Securities, Inc.

I have audited the accompanying statement of financial condition of Internet Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Internet Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paula C Schlunegger

San Rafael, California
March 14, 2002

980 Fifth Avenue San Rafael, CA 94901
Tel 415/460-1484 Fax 415/453-2892

INTERNET SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 44,580
Receivable from customers, net of allowance for doubtful accounts	3,100
Prepaid expense	405
Deferred income tax (Note 3)	23,652
Office equipment, net of accumulated depreciation of $3,097 (Note 2)	2,258
Intangible assets, net of accumulated amortization of $8,058 (Note 2)	12,276
Total Assets	$ 86,271

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 39,375
Total Liabilities	39,375
Stockholder's equity:	
Common stock, no par value; authorized 10 million shares; issued and outstanding 2.5 million shares	2,500
Additional paid-in capital	138,971
Accumulated deficit	(94,575)
Total Stockholder's Equity	46,896
Total Liabilities and Stockholder's Equity	$ 86,271

The accompanying notes are an integral part of these financial statements.

INTERNET SECURITIES, INC.
Statement of Income and Changes in Stockholder's Equity
for the Year Ended December 31, 2001

Revenues:	
Consulting income	$ 20,600
Other revenue	532
	21,132
Expenses:	
Bad debt	16,400
Depreciation and amortization	5,700
Internet services	1,487
Legal	5,389
Licenses and permits	75
Meals and entertainment	866
Office rent	8,301
Other expenses	1,050
Professional services	7,592
Regulatory fees	1,032
Telephone	5,414
Travel	4,438
	57,744
Loss before income taxes	(36,612)
Provision for income taxes (Note 3)	(3,900)
Net loss	(32,712)
Stockholder's equity at beginning of year	29,794
Capital contributions	49,814
Stockholder's equity at end of year	$ 46,896

The accompanying notes are an integral part of these financial statements.

INTERNET SECURITIES, INC.
Statement of Cash Flows
for the Year Ended December 31, 2001

Cash flows from operating activities:		
Net loss		$ (32,712)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization	$ 5,700	
Increase in bad debt allowance	(9,400)	
Increase in receivable from customers	4,400	
Decrease in prepaid expense	773	
Increase in deferred income tax	4,700	
Increase in accounts payable and accrued expenses	6,624	
Total adjustments		12,797
Net cash used by operating activities		(19,915)
Cash flows from investing activities:		
Fixed assets purchased	(141)	
Net cash used by investing activities		(141)
Cash flows from financing activities:		
Contributions of capital	$ 49,814	
Net cash provided by financing activities		49,814
Net increase in cash		29,758
Cash and cash equivalents at beginning of year		14,822
Cash and cash equivalents at end of year		$ 44,580
Supplemental cash flow disclosures:		
Income tax payments	$ 1,600	
Interest payments	748	

The accompanying notes are an integral part of these financial statements.

INTERNET SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

(1) Organization and Nature of Business

The Company, a California corporation, is an online investment bank focused on the communications technology industry. It is registered with the National Association of Securities Dealers, Inc., and licensed by the Securities and Exchange Commission (SEC).

(2) Significant Accounting Policies

The books of account are maintained on the accrual basis of accounting.

Office furniture and computer equipment are recorded at cost and depreciated over the estimated useful lives of five-to-seven years using the (Modified) Accelerated Cost Recovery System, the same method used for tax purposes. Software is amortized over three years using the straight-line method.

Intangible assets consist of organization costs, start-up costs and trademark costs. Intangibles are amortized over estimated five-year lives using the straight-line method.

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized currently to the extent that realization of such benefits is more likely than not.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days. As of December 31, 2001 money market funds of $32,509 are included in cash and cash equivalents.

The Company uses the allowance method to account for doubtful accounts receivable. Management estimates the amount of receivables that are not collectible and records this estimate as a reserve against receivables. The allowance for bad debt was $9,400 on receivables of $12,500 at December 31, 2001. Bad debts written off in the year ended December 31, 2001 were $7,000 and are recorded, together with the current allowance, as bad debt expense in the accompanying financial statements.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may vary from the estimates that were assumed in preparing the financial statements.

(3) Income Taxes

The Company accounts for income taxes under FASB Statement No. 109, which uses an asset and liability approach to recognizing deferred taxes. Net operating losses incurred currently result in a deferred tax benefit, recorded as an asset on the accompanying financial statements.

(3) Income Taxes (contd.)

The Company's federal and state operating loss carryforwards that may be offset against future taxable income expire as follows:

Federal	Year 2019	$ 366
Federal	Year 2020	$79,562
Federal	Year 2021	$27,579
California	Year 2010	$78,762
California	Year 2011	$26,779

The components of income tax expense (benefit) at December 31, 2001 are as follows:

Current	$ 800
Deferred	(4,700)
	$ (3,900)

(4) Net Capital

The Company is subject to the SEC Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $5,205, which was $205 more than its required capital of $5,000.

(5) Reserve Requirements

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(B) of the Rule.

(6) Employee Stock Ownership Plan

On February 9, 2000 the Company established a non-qualified employee stock option plan. The plan provides for four-year linear vesting and an option price of $.50 share. The number of shares authorized for issuance under the plan is 2,185,700. There were no employees or options issued under the plan in the year ended December 31, 2001.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

INTERNET SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
Supplementary Schedule I
December 31, 2001

Net capital:		
Total stockholder's equity		$ 46,896
Deductions and/or charges:		
Non-allowable assets:		
Receivable from customers	$ 3,100	
Prepaid expenses	405	
Deferred income tax	23,652	
Office equipment, net of accumulated depreciation	2,258	
Intangible assets, net of accumulated amortization	12,276	
		41,691
Net capital before haircuts on securities positions		5,205
Haircuts on securities:	0	
		0
Net capital		$ 5,205
Aggregate indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 39,375
Total aggregate indebtedness		$ 39,375
Ratio of aggregate indebtedness to net capital:		
Net capital		$ 5,205
Net capital requirement - greater of 6-2/3% of aggregate indebtedness or $5,000		5,000
Net capital in deficit of requirement		$ 205
Ratio: Aggregate indebtedness to net capital		(1.83) to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2000):		
Net capital as reported in Company's Part IIA (unaudited) FOCUS report		$ 10,260
Adjustments to accrued liabilities		(5,389)
Adjustment to cash		334
Net capital per above		$ 5,205

INTERNET SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
Supplementary Schedule II
December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Paula C. Schlunegger

Certified Public Accountant

Board of Directors
Internet Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedule of Internet Securities, Inc. (a Corporation) for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17-a5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Internet Securities, Inc. (the Company) that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

980 Fifth Avenue San Rafael, CA 94903
Tel 415/460-1484 Fax 415/453-2892

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Paula C Schlunegger

San Rafael, California
March 14, 2002